UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in Report of Foreign Private Issuer on Form 6-K of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), which was filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2023, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the offer and sale (the “Offering”) of an aggregate of 18,000,000 ordinary shares, par value US$0.001 per share, of the Company (the “Ordinary Shares”) at $0.80 per share. The sale of the Ordinary Shares was made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-263315) initially filed with the SEC on March 4, 2022 and declared effective on November 30, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated March 9, 2023, filed with the SEC on March 9, 2023.

The Offering closed on March 17, 2023. The gross proceeds from the Offering are $14,400,000. The Company intends to use the net proceeds from the Offering to fund the growth of its business in China, primarily working capital, and for general corporate purposes, as well as to acquire or invest in technologies, products and/or businesses that it believes will enhance its value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: March 17, 2023